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                          Scudder New Europe Fund, Inc.

                            Amendment to the By-Laws

      On September 29, 1997, the Board of Directors of the Fund adopted the following resolution amending the By-Laws of the Fund.

      RESOLVED, that pursuant to the provision of Article XI, Section 11.1 of the Fund's By-Laws, Article IV, Section 1 shall be amended to read as follows:

      The Board may designate one or more committees, including an Executive Committee, that shall consist of one or more Directors.